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June 15, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN:    Document Control -  EDGAR

RE:            Post-Effective Amendment No. 32 on Form N-4

               RiverSource Life Insurance Co. of New York ("Company") on behalf of RiverSource of New York Variable Annuity Account ("Registrant")
                    RAVA 5 Advantage Variable Annuity
                    RAVA 5 Select Variable Annuity
                    RAVA 5 Access Variable Annuity

               File Nos. 333-91691/811-07623

Dear Commissioners:

On behalf of Registrant, Company is filing Post-Effective Amendment No.32 ("Amendment No. 32") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 ("1933 Act"). This Amendment No.32 describes RAVA 5 Advantage, RAVA 5 Select and RAVA 5 Access Variable Annuity contracts, which are an enhanced version of the RiverSource Retirement Advisor 4 Advantage, RiverSource Retirement Advisor 4 Select and RiverSource Retirement Advisor 4 Access Variable Annuity contracts.

Registrant requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because the new prospectus and Statement of Additional Information included in this Amendment No.31 are substantially similar to RiverSource Variable Account10
Post-Effective Amendment No.59 to Registration Statement No. 333-79311 filed on or about May 11, 2010. Registrant does not believe any problem areas exist that would warrant particular attention.

In this Amendment No. 31, the primary enhancements to the contracts include:

   -  Different mortality and expense risk fees calculation;

   -  Different purchase payment limits/rules;

   - Changes to existing death benefits and living benefits including different fees;

   - New Single and Joint Guaranteed Lifetime Withdrawal living benefit rider - SecureSource Stages NY rider;

   -  Other non material changes.

Combined prospectus for RAVA 5 Advantage, RAVA 5 Select and RAVA 5 Access Variable Annuity has been marked to show changes from RiverSource Variable Account 10 Post-Effective Amendment No.59 to Registration Statement No. 333-79311 filed on or about May 11, 2010.

If you have any questions concerning this filing, please contact me at (612) 678-4177, or Boba Selimovic at (612) 671-7449.

Sincerely,


/s/  Dixie Carroll
     ---------------------------------
     Dixie Carroll
     Assistant General Counsel and
         Assistant Secretary